PO BOX 3761

LAFAYETTE, LA 70502

Office: 337-896-6664 Fax: 337-896-6655

January 30, 2006

Via Edgar and Facsimile

Jason Wynn

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	OMNI Energy Services Corp.
Registration Statement on Form S-1, as amended
File No. 333-129138

Dear Mr. Wynn:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, OMNI Energy Services Corp. (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-1 (File No. 333-129138), as amended, to February 1, 2006 at 11:00 a.m. Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing, and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States. The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Please contact Michelle Earley of Locke Liddell & Sapp LLP at (512) 305-4818 with any questions you may have concerning this request. In addition, please notify Ms. Earley when this request for acceleration has been granted.

Very truly yours,

/s/ G. Darcy Klug
G. Darcy Klug Executive Vice President